

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 18, 2018

Eyal Waldman
Chief Executive Officer
Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692

>   **Re: Mellanox Technologies, Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 9, 2018**
>   **File No. 001-33299**

Dear Mr. Waldman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information and/or amending the filing. If you do not believe our comments apply to your facts and circumstances and/or that an amendment is not appropriate, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Solicitation, page 21

1.   Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard "believed that [you] needed to be replaced as CEO of Mellanox." Alternatively, please delete the assertions made in connection with the descriptions of events occurring on December 6, 2017, February 5, 2018, February 22, 2018, and March 13, 2018.

2.   Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard "may seek changes to [ ] management." Alternatively, please delete the assertions purportedly made on December 18, 2017.

3.   Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard stated that "they were not at liberty to discuss Board Composition." Alternatively, please delete the assertions purportedly made on January 15, 2018.

4.   Advise us, with a view towards revised disclosure, of the reasons why Mellanox amended its engagement letter with J.P. Morgan on February 9, 2018 and the extent to which the amendment impacted the scope of Mellanox's relationship with J. P. Morgan.

Certain Effects of Starboard's Solicitation, page 26

5.   Mellanox states that the applicable definition of "change in control" for purposes of its executive severance benefits agreements "includes replacement of a majority of the members of the Board with individuals whose nomination for election was not approved by at least 2/3rds of the directors currently in office." Please disclose, if true, that the Board has the authority to approve Starboard's director nominees for the limited purpose of avoiding a "change in control" being triggered by virtue of the election of Starboard's slate of director nominees.

Proposal One ─ Election of Directors, page 28

6.   We recognize the attempt to demonstrate compliance with Rule 14a-4(d)(1) through the examples offered in brackets regarding the consent of nominees to be named in the proxy statement and to serve if elected. Notwithstanding the informative disclosures provided, it appears as though Mellanox may have inadvertently transposed the potential outcomes. Please revise to state, if true, that "each nominee" will have provided the requisite consent only in the context where the Universal Proxy Card Proposal has been approved, and if such proposal is not approved, that only Mellanox's nominees will have consented.

7.   The description in the first paragraph indicates that nine of Mellanox's eleven directors are considered "independent." Please disclose the standards by which or definition under which independence is judged, or advise us why such information may not have been included. Refer to Item 7(c) of Schedule 14A and Item 407(a) of Regulation S-K.

8.   Advise us, with a view toward revised disclosure, how Mellanox complied with the requirement to disclose the tenure of executive officers and otherwise provide the disclosures required by Item 7(b) of Schedule 14A and corresponding Item 401(b) of Regulation S-K.

Audit Committee, page 76

9.   We noticed that the "audit committee reviews and, where required, approves related party transactions on an ongoing basis as required by the Companies Law [ ] and as required by NASDAQ Listing Rules and our Code of Business Conduct and Ethics." Please advise where we can locate the disclosure regarding whether or not the proceedings are written, and, if so, how they are evidenced, or advise us why such disclosure is not required. Refer to Item 7(b) of Schedule 14A and Item 404(b) of Regulation S-K.

Company Securities Purchased or Sold March 31, 2016 through March 31, 2018, page A-2

10.   The April 25, 2017 RSU Award grant to Thomas Riordan appears to have been recorded as a "sale" of shares in error. To the extent the grant reflects a receipt of shares by Mr. Riordan, please advise us, with a view toward revised disclosure, whether or not the brackets suggesting a disposition should be removed from the subject 4200 shares.

       We are continuing to review the disclosures made in the preliminary proxy statement, and may raise comments in the future regarding legal or factual issues not expressly addressed herein, particularly with respect to Mellanox's potential implementation of a Universal Proxy.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

       You may contact me at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Josh Dubofsky, Esq.
        Latham & Watkins LLP